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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CHANGE OF CHIEF EXECUTIVE OFFICER, APPOINTMENT OF NON-EXECUTIVE VICECHAIRMAN AND RE-DESIGNATION OF
DIRECTOR

Semiconductor Manufacturing International Corporation (the “Company”) announces that:

1.	Dr. Haijun Zhao (“Dr. Zhao”) has been appointed as Chief Executive Officer (“CEO”) of the Company with effect from 10 May 2017. Dr. Zhao will replace Dr. Tzu-Yin Chiu (“Dr. Chiu”); and

2.	Dr. Chiu has been appointed as the non-executive Vice Chairman of the Board of Directors (the “Board”) and re-designated as a Non-Executive Director with effect from 11 May 2017. Dr. Chiu will continue to work closely with Dr. Zhao to ensure a seamless transition of executive leadership responsibilities as well as guide the future strategic direction of the Company.

This announcement is made pursuant to Rule 13.09 and Rule 13.51(2) of the Rules Governing the
Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Appointment of Chief Executive Officer

Dr. Zhao has been appointed as CEO of the Company with effect from 10 May 2017. Dr. Zhao’s brief biography is as follows:

Dr. Haijun Zhao, aged 53, joined the Company in October 2010 and quickly moved through the Company’s ranks. In April 2013, Dr. Zhao was appointed as Chief Operating Officer and Executive Vice President of the Company. In July 2013, Dr. Zhao was appointed as General Manager of Semiconductor Manufacturing North China (Beijing) Corporation, a joint venture company established in Beijing and a subsidiary of the Company. Dr. Zhao received his B.S. and Ph.D. from the Electronic Engineering department of Tsinghua University, Beijing, and his MBA from the University of Chicago. He has more than 25 years of experience in semiconductor operations and technology development. Dr. Zhao has also served as an independent director on the board of directors of Zhejiang Juhua Co., Ltd., a company which is listed on the Shanghai Stock Exchange, since November 2016.

Dr. Zhao is engaged as the CEO of the Company pursuant to a continuous employment contract, which is terminable by notice. As the CEO of the Company, Dr. Zhao is entitled to an annual cash compensation of US$396,251, a performance-based bonus which is subject to the completion rate of the Company’s achievement of its 2017 goals, options to subscribe for 1,687,500 ordinary shares of the Company and 1,687,500 restricted share units to be granted in accordance with the employment contract. Dr. Zhao’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Dr. Zhao is interested in 49,311 shares of the Company and 188,233 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Dr. Zhao does not have any relationships with any directors, senior management, substantial or controlling shareholders of the Company.

Save for the information disclosed above, there is no other information relating to Dr. Zhao’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Change of Chief Executive Officer, Appointment of Non-Executive Vice Chairman and Re-designation of Director

Dr. Chiu has informed the Board of his decision to step down from the position of CEO of the Company with effect from 10 May 2017 in order to spend more time with his family. Dr. Chiu has confirmed that he has no disagreement with the Company or the Board and that there is no further information in relation to his ceasing to act as CEO of the Company that needs to be brought to the attention of the shareholders of the Company. Apart from what Dr. Chiu is contractually entitled to receive as CEO of the Company under his current employment terms, including (i) a performance-based bonus for the period from 1 January 2017 to 30 June 2017 which is subject to the completion rate of the Company’s achievement of its 2017 goals and (ii) a retrospective grant of share options and restricted share units to recognise Dr. Chiu’s contributions as CEO of the Company in 2017, as a token of gratitude to Dr. Chiu for his contributions to the Company during his tenure as CEO, the Company proposes, subject to shareholder approval at a future general meeting of the Company in accordance with the Articles of Association of the Company, to pay Dr. Chiu (i) a sum of US$688,000 and (ii) a performance-based bonus for the period from 1 July 2017 to 31 December 2017 which is subject to the completion rate of the Company’s achievement of its 2017 goals, in connection with his cessation of office.

Dr. Chiu has been appointed as the non-executive Vice Chairman of the Board and re-designated as a Non-Executive Director with effect from 11 May 2017.

Dr. Chiu’s brief biography is as follows:

Dr. Tzu-Yin Chiu, aged 61, was the Chief Executive Officer and an Executive Director of the Company since 5 August 2011 up to 10 May 2017. Dr. Chiu has over 30 years of experience in the semiconductor industry. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA) and a member of the Engineering Advisory Board of University of California, Berkeley.

Dr. Chiu will enter into a service contract as a non-executive Director with the Company for a term commencing on 11 May 2017 and ending on the next following annual general meeting of the Company after his re-designation, being the 2017 AGM. Dr. Chiu will be subject to re-election by the shareholders of the Company at the 2017 AGM as a Class I director pursuant to Article 90 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company. Dr. Chiu will also enter into a consultancy agreement with the Company for the period between 11 May 2017 and 30 June 2017 to assist the Company as an advisor during the transitional period of the change in CEO.

Subject to Dr. Chiu being re-elected as a Class I director at the 2017 AGM, as a Non-executive Director, Dr. Chiu will be entitled to an annual cash compensation of US$40,000, options to subscribe for 187,500 ordinary shares of the Company and 187,500 restricted share units to be granted in accordance with the Service Contract. Dr. Chiu’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board. As at the date of this announcement, no separate service contract for his appointment as the non-executive Vice Chairman has been entered into between Dr. Chiu and the Company and no additional remuneration will be paid to Dr. Chiu for his appointment as the non-executive Vice Chairman.

As at the date of this announcement, Dr. Chiu is interested in 4,519,361 shares of the Company, 9,861,429 share options of the Company and 2,109,318 restricted share units of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Reference is made to the Company’s announcement dated 5 April 2017 in relation to the conditional grant of 2,109,318 share options under the 2014 stock option plan of the Company and the proposed grant of 2,109,318 restricted share units under the 2014 equity incentive plan of the Company to Dr. Chiu, the latter of which is subject to shareholder approval at the 2017 AGM. As these grants were made to recognise Dr. Chiu’s past contribution to the Company as CEO during the year ended 31 December 2016, they remain valid following the change of CEO and re-designation of Dr. Chiu as a Non-executive Director.

Dr. Chiu does not have any relationships with any directors, senior management, substantial or controlling shareholders of the Company.

Save for the information disclosed above, there is no other information relating to Dr. Chiu’s re-designation as a Non-executive Director that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention to of the shareholders of the Company.

Semiconductor Manufacturing International Corporation

Dr. Zhou Zixue

Chairman, Executive Director

Shanghai, 10 May 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi
Zhou Jie
Ren Kai
Lu Jun
Tong Guohua

Independent Non-executive Directors
Lip-Bu Tan
William Tudor Brown
Carmen I-Hua Chang
Shang-yi Chiang
Jason Jingsheng Cong